CUSIP No: 594972408

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 2)*

MicroStrategy Incorporated

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

594972408

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 594972408

(1)	Names of Reporting Persons Capital Ventures International

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 (1)(2)

(6) Shared Voting Power 8,373,599 (1)

(7) Sole Dispositive Power 0 (1)(2)

(8) Shared Dispositive Power 8,373,599 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373,599 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.6%

(12)	Type of Reporting Person (See Instructions) CO

(1) G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Darby Financial Products, Susquehanna Advisors Group, Inc. and Susquehanna Portfolio Strategies, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the shares directly owned by Capital Ventures International.

CUSIP No: 594972408

(1)	Names of Reporting Persons Susquehanna Advisors Group, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 (1)(2)

(6) Shared Voting Power 8,373,599 (1)

(7) Sole Dispositive Power 0 (1)(2)

(8) Shared Dispositive Power 8,373,599 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373,599 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.6%

(12)	Type of Reporting Person (See Instructions) CO

(1) G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Darby Financial Products, Susquehanna Advisors Group, Inc. and Susquehanna Portfolio Strategies, LLC may be deemed a group. For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons. Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

(2) Susquehanna Advisors Group, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over the shares directly owned by Capital Ventures International.

CUSIP No: 594972408

(1)	Names of Reporting Persons Darby Financial Products

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0 (1)

(6) Shared Voting Power 8,373,599 (1)

(7) Sole Dispositive Power 0 (1)

(8) Shared Dispositive Power 8,373,599 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373,599 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.6%

(12)	Type of Reporting Person (See Instructions) PN

(1) G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Darby Financial Products, Susquehanna Advisors Group, Inc. and Susquehanna Portfolio Strategies, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: 594972408

(1)	Names of Reporting Persons G1 Execution Services, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 5,862 (1)

(6) Shared Voting Power 8,373,599 (1)

(7) Sole Dispositive Power 5,862 (1)

(8) Shared Dispositive Power 8,373,599 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373,599 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.6%

(12)	Type of Reporting Person (See Instructions) BD, OO

(1) G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Darby Financial Products, Susquehanna Advisors Group, Inc. and Susquehanna Portfolio Strategies, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: 594972408

(1)	Names of Reporting Persons SIG Brokerage, LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 334,900 (1)

(6) Shared Voting Power 8,373,599 (1)

(7) Sole Dispositive Power 334,900 (1)

(8) Shared Dispositive Power 8,373,599 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373,599 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.6%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Darby Financial Products, Susquehanna Advisors Group, Inc. and Susquehanna Portfolio Strategies, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: 594972408

(1)	Names of Reporting Persons Susquehanna Investment Group

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 59,000 (1)

(6) Shared Voting Power 8,373,599 (1)

(7) Sole Dispositive Power 59,000 (1)

(8) Shared Dispositive Power 8,373,599 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373,599 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.6%

(12)	Type of Reporting Person (See Instructions) BD, PN

(1) G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Darby Financial Products, Susquehanna Advisors Group, Inc. and Susquehanna Portfolio Strategies, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: 594972408

(1)	Names of Reporting Persons Susquehanna Portfolio Strategies, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 21,540 (1)

(6) Shared Voting Power 8,373,599 (1)

(7) Sole Dispositive Power 21,540 (1)

(8) Shared Dispositive Power 8,373,599 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373,599 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.6%

(12)	Type of Reporting Person (See Instructions) OO

(1) G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Darby Financial Products, Susquehanna Advisors Group, Inc. and Susquehanna Portfolio Strategies, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: 594972408

(1)	Names of Reporting Persons Susquehanna Securities, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 7,952,297 (1)

(6) Shared Voting Power 8,373,599 (1)

(7) Sole Dispositive Power 7,952,297 (1)

(8) Shared Dispositive Power 8,373,599 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373,599 (1)

(10)	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.6%

(12)	Type of Reporting Person (See Instructions) BD, OO

(1) G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC are affiliated independent broker-dealers which, together with Capital Ventures International, Darby Financial Products, Susquehanna Advisors Group, Inc. and Susquehanna Portfolio Strategies, LLC may be deemed a group.  For purposes of this report, we have indicated that each reporting person has sole voting and dispositive power with respect to the shares beneficially owned by it and that the reporting persons have shared voting and dispositive power with respect to all shares beneficially owned by all of the reporting persons.  Each of the reporting persons disclaims beneficial ownership of shares owned directly by another reporting person.

CUSIP No: 594972408

Item 1.
	(a)	Name of Issuer MicroStrategy Incorporated (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 1850 Towers Crescent Plaza, Tysons Corner, VA 22182

Item 2(a).

Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons” with respect to the shares of Class A Common Stock, $0.001 par value per share, of the Company (the “Shares”).

(i)      Capital Ventures International

(ii)     Susquehanna Advisors Group, Inc.

(iii)    Darby Financial Products

(iv)    G1 Execution Services, LLC

(v)     SIG Brokerage, LP

(vi)    Susquehanna Investment Group

(vii)   Susquehanna Portfolio Strategies, LLC

(viii)  Susquehanna Securities, LLC

Item 2(b).

Address of Principal Business Office or, if none, Residence

The address of the principal business office of Capital Ventures International is:

P.O. Box 897

Windward 1, Regatta Office Park

West Bay Road

Grand Cayman, KY1-1103

Cayman Islands

The address of the principal business office of G1 Execution Services, LLC is:

175 W. Jackson Blvd.

Suite 1700

Chicago, IL 60604

The address of the principal business office of SIG Brokerage, LP is:

140 Broadway, 47th Floor

New York, New York 10005

The address of the principal business office of each of Darby Financial Products, Susquehanna Advisors Group, Inc., Susquehanna Investment Group, Susquehanna Portfolio Strategies, LLC and Susquehanna Securities, LLC is:

401 E. City Avenue

Suite 220

Bala Cynwyd, PA 19004

CUSIP No: 594972408

Item 2(c).	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2(d).	Title of Class of Securities Class A Common Stock, $0.001 par value per share
Item 2(e)	CUSIP Number 594972408

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with rule 13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned by each of SIG Brokerage, LP and Susquehanna Investment Group consists of options to buy Shares. The number of Shares reported as beneficially owned by Susquehanna Securities, LLC includes options to buy 5,203,500 Shares.

CUSIP No: 594972408

The Company’s Current Report on Form 8-K, filed on September 20, 2024, indicates that there were 182,995,000 Shares outstanding as of September 19, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No: 594972408

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 14, 2024

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc. pursuant to a Limited Power of Attorney, a copy of which was previously filed.

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	Assistant Secretary

DARBY FINANCIAL PRODUCTS		G1 EXECUTION SERVICES, LLC

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Authorized Signatory	Title:	Secretary

SIG BROKERAGE, LP		SUSQUEHANNA INVESTMENT GROUP

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	General Counsel

SUSQUEHANNA PORTFOLIO STRATEGIES, LLC		SUSQUEHANNA SECURITIES, LLC

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	Secretary

CUSIP No: 594972408

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
I	Limited Power of Attorney executed by Capital Ventures International in favor of Susquehanna Advisors Group, Inc., dated as of December 4, 2012 *

II	Joint Filing Agreement

* Previously Filed

CUSIP No: 594972408

EXHIBIT II

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock of MicroStrategy Incorporated, $0.001 par value per share, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 14, 2024

CAPITAL VENTURES INTERNATIONAL		SUSQUEHANNA ADVISORS GROUP, INC.

By: Susquehanna Advisors Group, Inc. pursuant to a Limited Power of Attorney, a copy of which was previously filed.

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	Assistant Secretary

DARBY FINANCIAL PRODUCTS		G1 EXECUTION SERVICES, LLC

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Authorized Signatory	Title:	Secretary

SIG BROKERAGE, LP		SUSQUEHANNA INVESTMENT GROUP

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	General Counsel

SUSQUEHANNA PORTFOLIO STRATEGIES, LLC		SUSQUEHANNA SECURITIES, LLC

By:	/s/ Brian Sopinsky	By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky	Name:	Brian Sopinsky
Title:	Assistant Secretary	Title:	Secretary